Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37519

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercarolina Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3300 Battleground Avenue, Suite 202
(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Navolanic	336 288 6890	j.navolanic19@intercarolina.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joe Navolanic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercarolina Financial Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AVERY FRENCH
My Commission Expires
NOTARY PUBLIC
October 15, 2028
GUILFORD COUNTY, NC

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2013.

Raleigh, North Carolina
February 24, 2025

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$ 75,409
Accounts Receivable:	
Commissions and Fees	147,194
Stockholders	48,892
Brokers	83,885
Refundable Income Tax	417
Prepaid Items	5,349
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $10,995	1,673
Operating Lease Right-of-Use Assets	138,392
TOTAL ASSETS	**$ 501,211**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 119,242
Accounts Payable, Accrued Expenses and Other Liabilities	45,022
Advance from Stockholder	734
Operating Lease Liabilities	141,188
TOTAL LIABILITIES	**306,186**
Stockholders' Equity	
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)	1,338
Additional Paid-in Capital	58,518
Retained Earnings	135,169
TOTAL STOCKHOLDERS' EQUITY	**195,025**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 501,211**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2024

Revenues	
Commissions - All Other Securities	$ 146,423
Sale of Investment Company Shares	126,462
Sale of Unregistered Offerings	331,629
Fees for Account Supervision, Investment Advisory and Other Administrative Services	1,642,448
Variable Annuity Contracts	585,578
Other	19,091
TOTAL REVENUES	**2,851,631**
Expenses	
Commissions	2,295,974
Officer Salaries and Fringe Benefits	109,899
Employee Compensation	165,544
Payroll Taxes	21,903
Insurance	16,707
Rent	40,500
Depreciation and Amortization	1,180
Regulatory and Exchange Fees	9,884
Office	24,474
Taxes and Licenses	1,072
Settlement Expense	18,600
Other	39,408
TOTAL EXPENSES	**2,745,145**
INCOME BEFORE INCOME TAX	**106,486**
INCOME TAX PROVISION	**4,823**
NET INCOME	**$ 101,663**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2024	$ 1,338	$ 58,518	$ 124,933	$ 184,789
Net Income	0	0	101,663	101,663
Dividends Paid	0	0	(91,427)	(91,427)
Stockholders' Equity December 31, 2024	$ 1,338	$ 58,518	$ 135,169	$ 195,025

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net Income	$ 101,663
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	1,180
Increase (Decrease) in Operating Assets:	
Commissions and Fees Receivable	(38,156)
Accounts Receivable Brokers	(25,633)
Refundable Income Tax	(417)
Prepaid Items	1,563
Operating Lease Right-of-Use Assets	34,997
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	47,062
Operating Lease Liabilities	(33,157)
Net Cash Provided by Operating Activities	**89,102**
Cash Flows from Investing Activities	
Advances to Stockholders	(6,500)
Repayment of Advances to Stockholders	9,724
Net Cash Provided by Investing Activities	**3,224**
Cash Flows from Financing Activities:	
Repayment of Advances from Stockholders	(3,027)
Dividends Paid	(91,427)
Net Cash Used by Financing Activities	**(94,454)**
Net Decrease in Cash	**(2,128)**
Cash at Beginning of Year	**77,537**
Cash at End of Year	**$ 75,409**
Supplemental Cash Flows Disclosures:	
Cash Paid for Income Taxes	$ 6,267
Non-Cash Investing and Financing Activities:	
Right-of-Use Asset and Operating Lease Liability	$ 18,418

The accompanying Notes are an integral part of these Financial Statements

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). When required, the Company's securities are cleared through a clearing broker dealer but the Company also sells products such as mutual funds and variable annuities which do not require a clearing broker. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Accounts Receivable–Brokers – Accounts receivable-brokers consists of non-secured advances to brokers and allocable operating expenses charged to brokers which will be repaid with future commissions.

Allowance for Credit Losses – Pursuant to FASB ASC 326, the Company records an allowance for credit losses in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2024, therefore an allowance for credit losses is not required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,180 in 2024.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Leases – In accordance with ASC 842, operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company has elected not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Maturities of lease liabilities under operating leases as of December 31, 2024 are as follows:

2025	$ 43,539
2026	44,697
2027	45,893
2028	27,986
Total Undiscounted Lease Payments	162,115
Less interest	(20,927)
Total Lease Liabilities	$ 141,188

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

All of the Company's leases are accounted for under ASC 842. These leases include the lease of office space under a five-year agreement expiring in 2028 and the lease of office equipment under a 63-month agreement expiring in 2028. The total lease cost associated with these leases for the year ended December 31, 2024 was $40,500.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2024.

Subsequent Events - Subsequent events have been evaluated through February 24, 2025, which is the date the financial statements were available to be issued.

NOTE 2 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $48,892 as of December 31, 2024. The Company had received unsecured non-interest bearing advances from a stockholder of $733 as of December 31, 2024.

NOTE 3 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2024.

NOTE 4 - Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

For tax years beginning after 2021, partnerships and S Corporations can make a Pass-Through Entity Tax (Taxed PTE) Election to pay North Carolina income tax at the entity level creating a deduction against pass-through federal income. The provision for income taxes relates to the Taxed PTE Election.

(Continued)

NOTE 4 - Income Taxes (Continued)

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2024, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2021.

NOTE 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $49,105, which was $37,967 in excess of its required net capital of $11,138. The Company's ratio of aggregate indebtedness to net capital was 3.40 to 1 at December 31, 2024.

NOTE 6 - Revenue from Contracts with Customers

The Company has adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with customers.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Revenue from contracts with customers includes commission income, variable annuity contracts and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – All Other Securities – The Company buys and sells securities on behalf of its customers (REITS and REITS Trails for the year ended December 31, 2024). Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment Company Shares – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Unregistered Offerings - The Company sells securities which are not required to be registered with the SEC in reliance on an exemption from registration pursuant to the Securities Act of 1933. The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities has been transferred to the customer.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Fees for Account Supervision, Investment Advisory and Other Administrative Services – The Company provides account supervision, investment advisory and other administrative services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Variable Annuity Contracts - The Company purchases insurance based products in the form of variable annuity contracts on behalf of its customers. Each time a customer enters into one of these contracts, the Company earns a commission. The Company believes that the performance obligation is satisfied at a point in time (the contract date) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the contract have been transferred to the customer.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Commissions:	
Other Securities Commissions	
Reits	$ 137,471
Reits Trails	8,952
	146,423
Fees for Account Supervision, Investment Advisory and Other Administrative Services:	
Mutual Fund Trails	569,647
Annuity Trails	455,514
Investment Advisory Fees	617,287
	1,642,448
Total Disaggregated Revenue from Contracts with Customers	$ 1,788,871

NOTE 7 – Contingencies

The Company is involved in an arbitration proceeding with a former client primarily related to investment risk and strategy. As of the date the financial statements were available to be issued, the amount of any potential future liability is not determinable.

NOTE 8 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The statement of income on page 3 presents the segment revenue and expenses for the year ended December 31, 2024.

Schedule 1

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2024

Net Capital		
Total stockholders' equity qualified for Net Capital	$	195,025
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		195,025
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		5,704
Receivables from stockholders and brokers		132,777
Refundable Income Tax		417
Property and equipment, net		1,673
Prepaid Items		5,349
		145,920
Net Capital	$	49,105
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition net of operating lease liability not in excess of right of use asset and less advances from stockholders	$	167,060
Ratio of aggregate indebtedness to net capital		3.40
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	11,138
Minimum dollar net capital requirement	$	5,000

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). When required, customer transactions are cleared through a clearing broker dealer on a fully disclosed basis.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2024.

Schedule 2

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange As of December 31, 2024

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). When required, customer transactions are cleared through a clearing broker dealer on a fully disclosed basis.

Schedule 3

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2024

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). When required, customer transactions are cleared through a clearing broker dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2025

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2024, pursuant to paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2024 without exception.

Joe Navolanic, President

2/24/2025

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Intercarolina Financial Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2025

INTERCAROLINA FINANCIAL SERVICES, INC.

Schedule of Assessment and Payments

Year ended December 31, 2024

Assessment for December 31, 2024	$	3,216
Less:		
Payment February 14, 2025		(1,637)
Payment February 20, 2025		(1,579)
Balance due March 3, 2025	$	None